As filed with the Securities and Exchange Commission on August 27, 2012
Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

RiT TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

24 Raoul Wallenberg Street
Tel Aviv, Israel
+972-77-270-7210
(Address and telephone number of Registrant’s principal executive offices)

RiT Technologies, Inc.
900 Corporate Drive
Mahwah, New Jersey 07430
(201) 512-1970
(Name, address and telephone number of agent for service)

with copies to:

Mark Selinger, Esq. McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10173 Telephone: (212) 547-5438 Facsimile: (212) 547-5444	Ido Zemach, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel-Aviv 67891, Israel Telephone: +972-3-608-9999 Facsimile: +972-3-608-9855

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered (1)	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount Of Registration Fee (3)
Ordinary shares Warrants Units	(4)	(4)	$10,000,000	$1,146

(1)
There are being registered under this registration statement such indeterminate number of ordinary shares, number of warrants to purchase ordinary shares and a combination of such securities, separately or as units, as may be sold by the registrant from time to time, which collectively shall have an aggregate initial offering price not to exceed $10,000,000 or, if any securities are issued for consideration denominated in a foreign currency, such amount as shall, when converted to U.S. dollars, result in an aggregate initial offering price equivalent to a maximum of $10,000,000.  The securities registered hereunder also include such indeterminate number of ordinary shares as may be issued upon conversion, exercise or exchange of warrants that provide for such conversion into, exercise for or exchange into ordinary shares.  In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), the ordinary shares being registered hereunder include such indeterminate number of ordinary shares as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends, or similar transactions.

(2)	Estimated solely for purposes of calculating the registration fee. The aggregate maximum offering price of all securities issued pursuant to this registration statement will not exceed $10,000,000.

(3)	Calculated pursuant to Rule 457(o) under the Securities Act.

(4)	Omitted pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED AUGUST 27, 2012

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
$10,000,000

RiT TECHNOLOGIES LTD.

Ordinary Shares
Warrants
Units

We may offer and sell, from time to time, ordinary shares, warrants and units in one or more offerings, up to a total dollar amount of $10,000,000.

We will provide the specific terms and initial public offering prices of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. We will not use this prospectus to confirm sales of any securities unless it is attached to a prospectus supplement.

We may sell these securities directly, on a continuous or delayed basis, through dealers or agents designated from time to time, to or through underwriters or through a combination of these methods. See "Plan of Distribution" in this prospectus. We may also describe the plan of distribution for any particular offering of these securities in any applicable prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements as well as the net proceeds we expect to receive from any such sale, in the applicable prospectus supplement.

Our ordinary shares are traded on the NASDAQ Capital Market, or NASDAQ, under the symbol "RITT." If we decide to list any of these other securities on a national securities exchange upon issuance, the applicable prospectus supplement to this prospectus will identify the exchange and the date when we expect trading to begin.

The aggregate market value of our outstanding ordinary shares held by non-affiliates is $4,178,080.30 based on 6,355,236 ordinary shares outstanding, of which 1,141,552 are held by non-affiliates, and a per share price of $3.66 based on the closing sale price of our ordinary shares on NASDAQ on August 24, 2012. As of the date hereof, we have not offered any securities pursuant to General Instruction I.B.5 of Form F-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Investing in our securities involves risks. See "Risk Factors" beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense under the laws of the United States.

The date of this prospectus is _______, 2012.

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement that RiT Technologies Ltd. filed with the Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. Under this shelf process, the registrant may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $10,000,000.

This prospectus provides you with a general description of the securities which we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information" before purchasing any of our securities.

You should rely only on the information contained or incorporated by reference in this prospectus. "Incorporated by reference" means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since that date.

We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act.  As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We publish annually an annual report on our website containing financial statements that have been examined and reported on, with an opinion expressed by, a qualified independent auditor or certified public accountant.  We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Unless we have indicated otherwise or the context otherwise requires, references in this prospectus and any supplement to this prospectus to:

•	"we", "us", "our", "RiT", the "Registrant" or the "Company" are to RiT Technologies Ltd. and its wholly- owned subsidiaries;

•	"dollars" or "$" are to United States Dollars

•	“NIS” are to New Israeli Shekels, the currency of the State of Israel;

•	"Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended;

•	"SEC" are to the United States Securities and Exchange Commission;

•	“STINS” or “STINS COMAN” are to STINS COMAN Incorporated, a Russian corporation headquartered in Moscow, Russia, and which is our largest shareholder;

•
"Quartz" are to Quartz (Israel) Commerce & Investments Ltd., an Israeli private company held by the wife of Mr. Sergey Anisimov, Chairman of the Board of Directors of the Company and president of STINS COMAN;

•
"Convertible Loan Agreement" or "Convertible Loan" are to the Convertible Loan Agreement between RiT and STINS COMAN, dated June 11, 2009, as amended on June 17, 2009, February 17, 2010, April 14, 2011, December 8, 2011, April 17,2012 and August 6, 2012;

•	"Enterprise" and "carrier"" relate to the sectors we formerly identified as "datacom" and "telecom," respectively;

•	"DCIM" are to data center infrastructure management, which includes our Enterprise line of products;

•	“APAC” means Asia Pacific;

•	"R&D" are to research and development; and

•	“NGN” means Next Generation Networks.

On August 24, 2012, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 4.025 to $1.00. Unless indicated otherwise by the context, statements in this prospectus that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

On August 24, 2009, we effected a one-for-eight reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed to NIS 0.8 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts in this prospectus have been adjusted to give retroactive effect to the stock split for all periods presented.

ABOUT RiT TECHNOLOGIES LTD.

Overview

We are a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of our integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both their capital expenditures and operating expenses, increase their efficiency and improve their automated processes. Our field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

Recent Developments

Our company adopted a multi-year strategic plan to realign activities and accelerate our future growth, or the Strategic Plan.  The Strategic Plan includes several elements, including acceleration of our penetration of global DCIM markets; enhancing our positioning as a “one-stop-shop” for flexible, effective DCIM solutions as needed by various customers; investing in the expansion of our new product development activities; improving the efficiency and professional management of all of our operations; and, most recently, acquiring a new wireless communications technology, to which we currently refer as IWON (Indoor Wireless Optical Network). Management is also considering the possibility of consolidating the product lines in order to focus on key growth engines.

In late June 2012, following feasibility checks, we entered into a Technology Purchase Agreement with Quartz, whereby we agreed to acquire the IWON technology from Quartz for a combination of a seller loan of approximately $0.6 million (which shall be recorded as a loan provided by Quartz to us, bearing interest of 2.47% per annum, and shall be paid back by us to Quartz not later than 18 months following the closing date, unless it is converted into our shares) and a revenue sharing right of IWON (i.e., the right of Quartz to receive 3% of the proceeds actually received by us in return for any future sale of the technology and/or for any future sale of products using the technology). The acquisition was closed in the end of July 2012, following approval of our shareholders at the annual general meeting held on July 24, 2012.

In early July, we announced our unaudited financial results for the first quarter of 2012.

In early August 2012, we announced our unaudited financial results for the second quarter of 2012. In addition, we reported that we are taking considerable cost reduction measures to improve our operational efficiency. Most recently, on August 6, 2012, we entered into an amendment to the Convertible Loan Agreement with STINS COMAN, our controlling shareholder, whereby the maximum loan amount from STINS COMAN will be increased by $5.0 million to a total of $25.0 million (such that as of August 8, 2012, $9.8 million will remain available for additional withdrawals under the Convertible Loan) and the term of the Convertible Loan will be extended by approximately six months, until December 31, 2013. Unless an appropriate request to convene a shareholder meeting of RiT in order to approve the amendment is made by August 28, 2012, the amendment is in full force and effect and will not require additional approval of our shareholders.

Corporate Information

RiT Technologies Ltd. was incorporated under the laws of the State of Israel in 1989 as a company limited by shares. Our main offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, telephone number +972-77-270-7210. Our agent in the United States is RiT Technologies, Inc., which was incorporated in 1993 under the laws of the State of New Jersey and is located at 900 Corporate Drive, Mahwah, New Jersey 07430, telephone number (201) 512-1970. Our U.S. subsidiary is primarily engaged in the selling and marketing of our products in the United States.

Our address on the Internet is http://www.rittech.com. The information on our website is not incorporated by reference into this prospectus.

FORWARD LOOKING STATEMENTS

We make statements in this prospectus that are considered "forward-looking statements," within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. We may from time to time make forward-looking statements in our reports to the SEC on Form 20-F and Form 6-K, in offering circulars and prospectuses, in press releases and other written materials, and in statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Forward-looking statements include statements regarding the intent, belief or current expectations of RiT and its management about RiT’s business, financial condition, results of operations, and its relationship with its employees and the condition of its properties. Words such as "believe," "expect," "intend," "estimate" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption "Risk Factors," our annual reports on Form 20-F, our reports on Form 6-K and other reports filed with or furnished to the SEC. Any forward-looking statements contained in this prospectus speak only as of the date hereof, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk and uncertainty. Before you invest in our securities, you should carefully consider the risks involved. In addition, we may include additional risk factors in a prospectus supplement to the extent there are additional risks related to the securities offered by that prospectus supplement. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be seriously harmed. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment. Accordingly, you should carefully consider the following factors, other information in this prospectus or in the documents incorporated by reference and any additional risk factors included in the relevant prospectus supplement.

Risks Related to Our Business

We have a history of operating and net losses. Although we plan to begin implementing a new strategic plan, we expect to incur additional losses in 2012.

We incurred operating and net losses in each of the last five fiscal years and there can be no assurance that we will be able to achieve or sustain profitable operations in the future. In particular, as part of a multi-year strategic plan to realign activities and accelerate our future growth, or the Strategic Plan, approved in early May 2012 by our board of directors, we intend to undertake significant rearrangement of our sales, marketing and product development activities. We expect that the increased expenses associated with implementing our Strategic Plan will result in operating and net losses in 2012, even if our revenues increase as planned. Even if our implementation of the Strategic Plan allows us to achieve profitability, we may not succeed in sustaining or increasing it on a quarterly or annual basis and we cannot assure that future net income will offset our cumulative losses, which, as of December 31, 2011, were $41.7 million.

Global economic conditions have materially impacted our business in the past and may do so again in the future.

Our business and financial condition is affected by global economic conditions. Starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. More recently, credit and sovereign debt issues have destabilized certain European economies as well and thereby increased global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, potentially resulting in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, each of which could have a material adverse effect on our business, operating results and financial condition.

To support our Strategic Plan, we will need to raise additional financing in 2012. If we are unsuccessful, we will not be able to carry out our strategy as planned.

On June 30, 2012, we had cash and cash equivalents of approximately $1.5 million. Although we anticipate that our existing capital resources, including availability under the Convertible Loan, will be adequate to satisfy our working capital and capital expenditure requirements for at least the next twelve months, we will need to raise funds during 2012 to support the execution of our Strategic Plan. If we are unsuccessful in raising such financing on acceptable terms, we will not be able to carry out our plan and our operations and growth strategy will be materially adversely affected. In addition, if these funds are raised through the issuance of equity securities or conversion of loans into equity, the percentage ownership of existing shareholders could be significantly diluted.

We have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2011.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404 have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect them to continue to require the commitment of significant resources. As disclosed in Item 15 of our annual report on Form 20-F for the year ended December 31, 2011, we identified a material weakness in our internal control over financial reporting related to our revenue recognition process. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of this material weakness, we concluded that our internal control over financial reporting was not effective as of December 31, 2011. We have already implemented a remediation plan designed to address this material weakness. If our remedial measures are insufficient to address the material weakness or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results.  In addition, our internal control over financial reporting has not been and is not required to be audited by our independent registered public accounting firm. Our inability to assert that our internal controls are effective could cause our investors to lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We may experience significant fluctuations in our quarterly financial performance.

Our quarterly operating results may fluctuate significantly due to a number of factors, including the size, timing and shipment of orders; customer budget cycles and budgetary freezes; the timing of introductions of new products or product upgrades (both ours and those of our competitors); customer order deferrals in anticipation of new products or product upgrades; the mix of product sales; software and hardware development problems; product quality problems; product pricing; our effective provision of customer support; and the relatively low level of general business activity during the summer months in the European market. In addition, because our customers typically request delivery within two to four weeks of order placement (which generally follows extensive sales efforts that take place over an extended period of time), a majority of our quarterly sales derive from orders placed in that quarter and, consequently, changes in the timing of expected large orders can significantly impact our operating results for that quarter.

For the foregoing reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and that our operating results for any particular quarter should not be relied upon as an indication of future performance. Also, our quarterly operating results for future periods may be below the expectations of public market analysts and investors.  In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

Since our order backlog is limited, we have a limited ability to project our future sales.

Since we have a limited order backlog, our revenues for any specific quarter are dependent primarily on orders received and delivered during that same quarter. A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed, or require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our earnings will decrease.

We depend upon independent distributors, representatives and strategic alliance partners for a significant portion of our sales.

Our sales strategy relies primarily upon sales through independent distributors, resellers/integrators, original equipment manufacturers, or OEMs, and other strategic alliance partners with major cabling companies. While we are highly dependent upon acceptance of our products and solutions by such third parties and their active marketing and sales efforts relating to our products and solutions, most of our OEMs and distributors are not obligated to deal with us exclusively, and are not contractually subject to minimum purchase requirements.  In addition, some of our distributors may sell competing products or solutions. As a result, our distributors may give higher priority to products or services of our competitors or their own products and solutions, thereby reducing their efforts to sell our products and services.

There can be no assurance that such distributors, representatives or strategic alliance partners will act as effective sales agents for us, that they will remain our partners, or that, if we terminate or lose any of them, we will be successful in replacing them. Any such disruption in our distribution channels could adversely affect our business, financial condition and operating results.

Our carrier products generally have long sales cycles. This increases the cost of obtaining orders and reduces the predictability of our earnings.

The sale of our carrier solutions to telephone companies, commonly referred to as telcos, is characterized by a lengthy sales cycle, sometimes years (as measured from the commencement of marketing efforts to the consummation of an actual transaction), and may involve significant expenditures that may not be offset by revenues. In the past, delays in the expected sale of carrier products have also caused significant fluctuations in our quarterly operating results, reducing the predictability of our earnings.

 To remain competitive, we must develop new products and enhancements to existing products on a timely and cost-effective basis.

Our target markets are characterized by rapidly changing technology, changing customer requirements, relatively short product lifecycles, evolving industry standards and frequent new product introductions. The dynamism that characterizes our target markets is both an opportunity and a challenge for RiT. However, changes in technologies, customer requirements and industry standards and new product introductions by our existing competitors or by new market entrants could reduce the markets for our products or require us to develop new products and we cannot guarantee that we will emerge as the market leaders. Therefore, our ability to correctly anticipate changes in technology and customer requirements and to secure timely access to information concerning the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, are significant factors in our ability to remain competitive.

We are currently developing a number of new products and technologies. For example, we have recently acquired the technology underlying IWON and we intend to invest considerable resources in developing such product. However, there can be no assurance that IWON or our other products will be successful or profitable, or that we will not encounter technical or other difficulties that could delay the introduction of these or other new or enhanced products in the future. In addition, it often takes several months before the development and manufacturing costs of new products stabilize, which may adversely affect operating results during such period. If we are unable to introduce new or enhanced products on a timely and cost-effective basis and to gain market acceptance for such products, our business, financial condition and results of operations may be materially adversely affected.

We operate in exceedingly competitive markets.

The markets for our products and solutions are very competitive, and we expect that they will become more competitive in the future. Increased direct and indirect competition could adversely affect our revenues and profitability, whether through pricing pressure, loss of market share and/or other factors. Many of our competitors are far larger, have substantially greater resources (including financial, technological, manufacturing and marketing and distribution capabilities) and are much more widely recognized than we are. There can be no assurance that we will be able to compete successfully against existing or new competitors as the market for our products and solutions evolves and the level of competition increases. Moreover, there can be no assurance that we will be able to differentiate our products and solutions from the products and solutions of our competitors or to develop or introduce successfully new products and solutions that are less costly or offer better performance than those of our competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We plan to grow rapidly during the next several years, and the growth process will include many challenges that must be managed correctly.

Our Strategic Plan calls for a significant rearrangement of our organization in the areas of sales, marketing, product development and logistics. All or a portion of the expenses associated with such expansion will be incurred prior to the generation of any associated revenues. Consequently, if we are unable to efficiently manage this expansion, or if we do not succeed in achieving the expected increase in our sales, then the higher expenses associated with such expansion could have a material adverse effect on our business, operating results and financial condition.

We are dependent, to some extent, on our suppliers.

Certain components used in our products and solutions are presently available from, or supplied by, only one source, and certain other components are available only from limited sources. Although we do not have long-term supply contracts with some of our existing suppliers, we have generally been able to obtain supplies of components in a timely manner under acceptable terms while working to establish alternative suppliers for all products. However, there can be no assurance that delays in key component or product deliveries will not occur in the future due to shortages resulting from the limited number of suppliers, the financial condition or other difficulties of such suppliers. Any inability to obtain sufficient key components or to develop alternative sources for such components, if and as required in the future, could result in delays, interruptions or reductions in product shipments, which could have a material adverse effect on our customer relationships and, in turn, on our business and results of operations.

Our success depends on our ability to attract, train and retain highly qualified R&D, technical, sales and management personnel.

Our future performance, including the successful implementation of our Strategic Plan, depends in large part on the continued service of our key R&D, technical, sales and management personnel and our ability to attract skilled personnel in the future. There can be no assurance that we will be successful in attracting, training, assimilating or retaining, on a timely basis and at a reasonable cost, all the personnel that we may require, or that we will not encounter difficulties as we integrate new personnel into our operations. Our inability to integrate such personnel into our operations or to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks relating to proprietary rights and risks of infringement.

We are dependent upon our proprietary technology and we rely upon a combination of patents, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products, systems and technologies. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain suppliers and customers with access to sensitive information. There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development or sale by others of our technology or of products or solutions with features based upon, or otherwise similar to, our own. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.  We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

In addition, although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, there can be no assurance that we do not and will not so infringe or that third parties will not assert infringement claims against us in the future, resulting in a material adverse impact on our business. In the case of infringement, we would, under certain circumstances, be required to modify our products or intellectual property or obtain a license to permit their continued use. There can be no assurance that we would be able to do either in a timely manner or upon acceptable terms and conditions, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

If future litigation were to become necessary to protect trade secrets, know-how or other proprietary rights owned by us, to defend ourselves against claimed infringement of the rights of others, or to determine the scope and validity of our proprietary rights or those of others, such litigation could result in substantial cost to us and diversion of our management's attention. Adverse determinations in any such litigation or proceeding also could subject us to significant liabilities to third parties and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on us. There can be no assurance that we will have the resources to defend or prosecute a proprietary rights infringement action.

Our international sales may expose us to additional risks.

We currently market our products and solutions in numerous countries and are subject to many risks associated with international sales, including limitations and disruptions resulting from the imposition of government controls, local taxes, national standardization and certification requirements, export license requirements, economic or political instability, trade restrictions, changes in tariffs, currency fluctuations and difficulties in managing international operations. Any of these risks could have a material adverse effect on our ability to deliver our products, solutions and services on a competitive and timely basis, or to collect payments from customers in these countries and on our results of operations. For example, we are required to comply with European Union Directives with respect to environmental standards. There is no assurance that we will not encounter difficulties in connection with the sale of our products and solutions in the future or that one or more of these factors will not have a material adverse effect on our business, financial condition or results of operations.

We may be subject to warranty claims from our customers.

Our product warranties permit customers to return any products deemed to be defective for repair or replacement. It is our policy to grant a warranty for the hardware components of our products for periods ranging from 12 to 36 months. This policy does not apply to our cabling systems solutions, which, when installed by a certified cabling installer, are granted between 20-years to 25-years system warranties, depending on the relevant warranty. These warranty periods are customary in the structured cabling industry, but significantly longer than product warranties generally offered in other industries. We protect our exposure to potential material warranty claims through insurance coverage we believe to be appropriate. However, we cannot assure that such claims would not have a material adverse effect on our business, financial condition or results of operation.

Changes in exchange rates between currencies may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or dollar-linked. We collect a portion of our revenues in Europe in Euros. Most of our purchases of materials and components, and most of our marketing costs, are denominated in dollars or dollar-linked. However, a material portion of our expenses, including salaries and personnel expenses paid in Israel, are denominated in New Israeli Shekels, or NIS. As a result, we are exposed to several risks, including that either the NIS or the Euro may increase in value relative to the dollar. If either of such events occurs, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured operating results will be adversely affected.

Changes in our senior management may cause uncertainty in, or be disruptive to, our business.

During recent years, we have experienced significant changes in our senior management. In February 2012, Mr. Vadim Leiderman was appointed our new Chief Executive Officer, replacing Mr. Eran Ayzik who served as our Chief Executive Officer since August 2010. In addition, Mr. Moti Hania was appointed our Deputy CEO and Mr. Erez Ben Eshay was appointed our Chief Technology Officer. The difficulties inherent in transitioning the Company under the leadership of new management, particularly a new Chief Executive Officer, and integrating new management personnel into our corporate culture, may be disruptive to our business, and, during the transition period, there may be uncertainty among investors, vendors, employees and others concerning our future direction and performance.

Risks Related to our Relationship with STINS COMAN

STINS COMAN beneficially owns 82% of our ordinary shares and may therefore be able to control the outcome of matters requiring shareholder approval.

As of August 8, 2012, STINS COMAN beneficially owned approximately 82% (excluding potential conversions of the Convertible Loan into ordinary shares) of our outstanding shares. Accordingly, STINS COMAN has, subject to special approvals required by Israeli law for transactions involving controlling shareholders, sufficient voting power to elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors), control our management and approve or reject any merger or similar transaction. Mr. Sergey Anisimov, the Chairman of our board of directors, is the President of, and owns a majority interest in, STINS COMAN. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then prevailing market price for our ordinary shares. It could also adversely affect our share price.  In addition, the market price of our ordinary shares may be adversely affected by events relating to STINS COMAN that are unrelated to us.

We may be affected by transactions with STINS COMAN.

We are engaged and may in the future engage in transactions with STINS COMAN or its affiliates. In particular, STINS COMAN has been our non-exclusive distributor in the Commonwealth of Independent States market, or CIS market, for our enterprise products since 1994 and for our carrier products since the end of 2008. We believe that such transactions are beneficial to us and are, or will be, conducted upon terms that are no less favorable to us than would be available to us from unaffiliated third parties. However, STINS COMAN could, subject to compliance with provisions of Israeli law concerning related-party transactions, exercise its influence over our affairs in its own interest.

Some members of our Board of Directors may have conflicts of interest with us.

Mr. Sergey Anisimov, the Chairman of our board of directors, and Mr. Boris Granovsky, a member of our Board of Directors, are executive officers and directors of STINS COMAN. In addition, Mr. Anisimov owns a majority interest in STINS COMAN and Mr. Granovsky owns a minority interest in STINS COMAN.  Accordingly, these individuals may occasionally have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of RiT’s and STINS COMAN’s businesses.

Risks Related to Our Ordinary Shares

Our share price has fluctuated significantly over the years and could continue to be volatile.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. There can be no assurance that the volatility of our share price and trading volume will not continue. A substantial decrease in market price of our ordinary shares and low trading volumes could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition and results of operations. Market fluctuations could also adversely affect the price of our ordinary shares.

We may not satisfy the NASDAQ Capital Market's requirements for continued listing.  If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ, under the symbol RITT. To continue to be listed on NASDAQ, we are required to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and shareholders' equity of at least $2.5 million.

In past years, we defaulted on several of these requirements and regained compliance only after we carried out several transactions, including a reverse stock split on August 24, 2009. Most recently, as of June 30, 2012, our shareholders' equity  was negative ($0.26 million)  but, due to the conversion of the Convertible Loan completed on July 17, 2012, our shareholders' equity increased again to over $2.5 million. Nevertheless, we cannot assure you that we will continue to be able to satisfy the minimum bid, MVPHS, shareholders' equity or other NASDAQ listing requirements in the future. If we are delisted from NASDAQ, trading in our ordinary shares may be conducted, if available, on the "OTC Bulletin Board Service" or, if available, via another market.  In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited.

In addition, if our ordinary shares were delisted from NASDAQ, our ordinary shares could be considered a "penny stock" under the U.S. federal securities laws.  Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our ordinary shares.

The sale of a substantial number of our ordinary shares in the public market, or the expectation thereof, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through an offering of securities.

As of August 8, 2012, we had approximately 6.35 million ordinary shares issued and outstanding and approximately 0.48 million of additional ordinary shares which are issuable upon exercise of outstanding options and STINS COMAN, our controlling shareholder, may further exercise its right to convert the outstanding Convertible Loan into approximately 0.84 million ordinary shares. Sales of the ordinary shares previously issued in private placements or issuable upon exercise of options or conversion of the Convertible Loan, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our ordinary shares could also discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Risks Related to Operating In Israel

Security, political and economic instability in the Middle East may harm our business.

We are incorporated under the laws of the State of Israel, and our principal offices and R&D facilities are located in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, directly affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Terrorist attacks and hostilities within Israel as well as tensions between Israel and Iran, have also heightened these risks.  In addition, since early 2011, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Our operating results may be negatively affected by the obligation of some of our key personnel to perform military service.

Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually. In addition, they may also be further subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time.  This could disrupt our operations and harm our business.

Reduction or termination of our tax and other benefits from government programs could have a material adverse effect on our business, financial condition and operating results.

We are entitled to receive certain tax benefits under Israeli law for investment programs in our production facilities that are designated as "Approved Enterprises". To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits for these or other reasons could have a material adverse effect on our business, financial condition, and operating results. To date, we have not utilized such benefits. For more information about Approved Enterprises, see "Item 10.E. – Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959" of our annual report on Form 20-F for the year ended December 31, 2011 and Note 7(B) to the Consolidated Financial Statements included in our annual report on Form 20-F for the year ended December 31, 2011.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist, for R&D programs and intend to apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including the payment of royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions (such as the cancellation of grants) might be imposed on us, and we could be required to refund any payments previously received under these programs.  Any products developed with funds provided by these grants are required to be manufactured in Israel, unless we obtain prior approval from a governmental committee and we pay increased royalties. In addition, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved R&D program outside of Israel. The Government of Israel has reduced the grants available under the Chief Scientist's program in recent years, and this program may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will be required to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see "Item 5.C. – Research and Development, Patents and Licenses" of our annual report on Form 20-F for the year ended December 31, 2011.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our auditors, or to assert U.S. securities law claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

We have been informed by our legal counsel in Israel, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities law because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our stock.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See “Description of Ordinary Shares —Anti-Takeover Provisions; Mergers and Acquisitions” below.

OFFER STATISTICS AND EXPECTED TIMETABLE

We may sell from time to time pursuant to this prospectus (as may be detailed in prospectus supplements) an indeterminate number of securities as shall have a maximum aggregate offering price of $10,000,000.  The actual per share price of the securities that we will offer pursuant hereto will depend on a number of factors that may be relevant as of the time of offer (see "Plan of Distribution" below).

RATIO OF EARNINGS TO FIXED CHARGES

The Company is not registering debt or preference equity securities.  Therefore, the ratio of earnings to fixed charges is not being presented.

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol "RITT."

The annual high and low sale prices for our ordinary shares for the five most recent full fiscal years are:

Year Ended December 31,	High ($)	Low ($)

2011	12.94	2.55
2010	13.45	1.10
2009*	3.50	.25
2008*	.94	.30
2007*	1.84	.33

* Reflects adjustments for one-for-eight reverse split effected on August 24, 2009.

The quarterly high and low sale prices for our ordinary shares for the two most recent full fiscal years and any subsequent period are:

Financial Quarter	High ($)	Low ($)
2012
Q1	4.07	3.00
Q2	3.95	2.37

2011
Q1	8.34	4.27
Q2	12.94	2.55
Q3	9.30	2.90
Q4	5.90	2.59

2010
Q1	2.73	1.73
Q2	2.50	1.76
Q3	2.47	1.10
Q4	13.45	1.30

The monthly high and low sale prices for our ordinary shares during the past six months were:

Month	High ($)	Low ($)

August 2012 (through August 24)	3.66	2.75
July 2012	5.00	2.77
June 2012	3.40	2.55
May 2012	3.55	2.28
April 2012	4.39	3.25
March 2012	3.72	3.10
February 2012	4.23	3.33

The closing price of our ordinary shares on NASDAQ on August 24, 2012, was $3.66 per share.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization as of June 30, 2012.  The information in this table should be read in conjunction with and is qualified by reference to our consolidated financial statements as of and for the year ended December 31, 2011 and the notes thereto, and our unaudited financial statements for the quarter ended June 30, 2012, included in our current report on Form 6-K furnished on August 6, 2012, and other financial information incorporated by reference into this prospectus.

June 30, 2012
(in thousands of dollars)
Current Liabilities	4,687
Other Liabilities *	7,105
Total Shareholders' Equity **	(262)
Total Capitalization	11,530

*	As of June 30, 2012, the controlling shareholder's outstanding convertible loan was approximately $5.8 million.
**
Due to the conversion of the Convertible Loan completed on July 17, 2012 (see our current report on Form 6-K furnished on July 3, 2012), our shareholders' equity increased, and our Other Liabilities decreased, by approximately $4.2 million.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.

Dividends on our ordinary shares may be paid only out of profits, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is not reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution. In general, our board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed and, if after seven years since a dividend has been declared, it is still unclaimed, it is forfeited.  We are not obligated to pay interest on an unclaimed dividend.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Our management will have broad discretion over the use of the net proceeds from the sale of our securities pursuant to this prospectus.  Unless we state otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of the securities in connection with our Strategic Plan, including marketing expenses, research and development expenses, general and administrative expenses and for working capital and other general corporate purposes, including investments and acquisitions. We may invest funds that we do not immediately require in marketable securities.

DESCRIPTION OF ORDINARY SHARES

Our share capital is divided into two classes of shares: (i) 10,000,000 ordinary shares, NIS 0.8 par value per share, which entitle their holders to notice of and to participate in and to vote one vote per ordinary share at shareholder meetings, the right to receive dividends upon the declaration of dividends by the board of directors and the right to participate in the distribution of our assets upon liquidation; and (ii) 20,230 deferred shares, NIS 0.1 par value per share, which entitle their holders no rights other than the right to their par value upon our liquidation.

Our shares are not redeemable and do not entitle their holders to preemptive rights.

Under our Articles and the Israeli Companies Law, the liability of our shareholders is limited to the unpaid amount of the par value of the shares held by them.

As of August 8, 2012, we had outstanding (i) 6,355,236 ordinary shares, (ii) employee stock options to purchase an aggregate of 481,208 ordinary shares at a weighted average exercise price of approximately $5.75 per share, with the latest expiration date of these options being June 26, 2018 (of which, options to purchase 251,869 of our ordinary shares were exercisable as of August 8, 2012), and (iii) outstanding Convertible Loan in the aggregate amount of approximately $2.6 million, which is currently convertible into 843,016 of our ordinary shares. Such number excludes 2,125 treasury shares held by us or for our benefit, which do not have any voting or economic rights.

From January 1, 2010 through August 8, 2012, we issued a total of 3,750,808 ordinary shares, of which (i) 3,671,394 shares were issued in connection with the conversion of outstanding principal amounts under the Convertible Loan, in an aggregate amount of $12.7 million, and (ii) 79,414 shares were issued upon the exercise of options granted under our share option plans.

Set out below is a description of certain provisions of our Amended Memorandum of Association ("Memorandum of Association") and Amended and Restated Articles of Association ("Articles of Association" or the "Articles"), and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles, which are filed as exhibits hereto and are incorporated herein by reference, and to Israeli law.

Purposes and Objects of the Company

We are a public company registered under the Companies Law as RiT Technologies Ltd., registration number 520043357.

Pursuant to Section 2 of our Memorandum of Association, the principal object for which we are established is to manufacture, market, sell, import, export, acquire, rent to, lease to, rent from, lease from and engage in any manner whatsoever in computer equipment.

Approval of Specified Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders (as defined under the Companies Law) of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and the performance of his or her other duties or his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his or her position as an office holder.

Under the Companies Law, directors and officers’ compensation arrangements in public companies, such as ours, generally require the approvals of the audit committee, the Board of Directors and, in the case of directors, the shareholders as well, in that order.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed.

A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder's duty to disclose applies also to a personal interest of the office holder’s relative, which term is defined in the Companies Law to include the person's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

Under the Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact on the company's profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the articles of association provide otherwise. Nevertheless, a transaction that is adverse to the company’s interest may not be approved.

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required.

A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of the members of the board of directors has a personal interest, shareholder approval is generally also required.

Duties of Shareholders

Under the Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by majority vote, provided that either:

•
at least a majority of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the voting rights in the company.

In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible under the Israeli Companies Law, the audit committee approves that a longer term is reasonable under the circumstances.

It should be noted that under regulations promulgated under the Companies Law, the Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), the aforesaid shareholder approval of extraordinary transactions is not required in certain instances, including without limitation, where the audit committee and board of directors determine that the transaction is solely to the benefit of the company, and in any case provided that a shareholder(s) holding at least 1% of the company’s outstanding shares or voting power may demand such shareholder approval by sending a written notice within 14 days following announcement of the transaction’s approval relying on the Relief Regulations.

In addition, under the Companies Law, each shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the company and other shareholders and to refrain from abusing its power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power toward the company.

The Powers of the Directors

Under our Articles, in general, the oversight of the management and policies of our business is vested in the board of directors, which may exercise all such powers, including the power to borrow or secure the payment of any sum of money for our purposes, and may secure or provide for repayment of such sum, in such manner as it thinks fit.

There is no requirement under our Articles or Israeli law for directors to retire on attaining a specific age. Our Articles do not require directors to hold our ordinary shares to qualify for election.

Dividends

Dividends on our ordinary shares may be paid only out of profits, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is not reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution.

In general, our board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed and, if after seven years since a dividend has been declared, it is still unclaimed, it is forfeited.  We are not obligated to pay interest on an unclaimed dividend.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our outstanding shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Modification of Class Rights Attached to Shares

The rights attached to any class may be modified or abrogated by a simple majority of the voting power represented at a shareholder meeting, in person or by proxy, and voting thereon, subject to the approval of a majority of the shares of such class present and voting at a separate class meeting. Notwithstanding the foregoing, changes to the rights of our deferred shares, the creation of a new class of shares and an increase of authorized share capital, are subject to the approval of the shareholders by the holders of at least 75% of the votes of shareholders present by person or by proxy and voting in the shareholders meeting.

Shareholder Meetings

An annual shareholder meeting is required to be held once every calendar year, within a period not to exceed 15 months after the last preceding annual meeting. The Board of Directors, whenever it thinks fit, may convene an extraordinary shareholder meeting and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of at least 5% of our outstanding ordinary shares and 1% of the voting rights, or one or more shareholders holding in the aggregate at least 5% of the voting rights in the company.

Under our Articles, we are required to give prior notice of a shareholder meeting as required by law or applicable stock exchange rules, but in any event not less than seven (7) days. Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, prior notice of not less than 35 days.

Two or more shareholders, present in person or by proxy and holding at least 35% of our outstanding voting power constitute a quorum. If there is no quorum within an hour of the time set, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders will constitute a quorum.

Unless otherwise required by the Companies Law, resolutions at shareholder meetings are deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

Limitations on the Rights to own Shares

Neither our Memorandum of Association or our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with regard to subjects of countries which are in a state of war with Israel who may not be recognized as owners of ordinary shares.

Changes to our Capital

Changes to our capital are subject to the approval of our shareholders by a simple majority.

Anti-Takeover Provisions; Mergers and Acquisitions

There are no specific provisions of our Memorandum or Articles that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us. However, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger, or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a "special tender offer" if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder of the company. An acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a "full tender offer" for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock acquisitions exchanges between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

Amendment of Articles of Association

Any amendment to our articles of association requires the approval of our shareholders by a simple majority.

Transfer Agent

Our transfer agent in the United States is American Stock Transfer and Trust Company, LLC whose address is 59 Maiden Lane New York, New York 10038.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase equity securities issued by the Company under this prospectus. Warrants may be issued independently or together with any other securities issued by the Company under this prospectus and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, in which the price of such warrants will be payable;

•	the securities purchasable upon exercise of such warrants;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	any material Israeli and U.S. federal income tax consequences;

•	the antidilution provisions of the warrants, if applicable; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF UNITS

We may, from time to time, issue units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

Any applicable prospectus supplement will describe:

•	the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	any material provisions of the governing unit agreement that differ from those described above.

TAXATION

The material Israeli and U.S. federal income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the prospectus supplement offering those securities.

PLAN OF DISTRIBUTION

We may sell the ordinary shares, warrants or units, which are referred to collectively as the "securities," in any one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to one or more underwriters or dealers for resale to the public or to investors;

•	in "at the market offerings," within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, or an exchange or otherwise;

•	directly to investors, including our affiliates, in privately negotiated transactions; or

•	through a combination of these methods of sale.

The prospectus supplement with respect to any offering of our securities will set forth the terms of the offering, including:

•	the name or names and addresses of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any delayed delivery arrangements.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

If securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement which will be used by the underwriters to sell the securities. If underwriters are utilized in the sale of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale.

Our securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the securities, unless otherwise indicated in the prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to conditions precedent and that the underwriters with respect to a sale of securities will be obligated to purchase all of those securities if they purchase any of those securities.

We may grant to the underwriters options to purchase additional securities to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions. If we grant any over-allotment option, the terms of any over-allotment option will be set forth in the prospectus supplement relating to those securities.

If a dealer is utilized in the sales of securities in respect of which this prospectus is delivered, we will sell those securities to the dealer as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Any reselling dealer may be deemed to be an underwriter, as the term is defined in the Securities Act of the securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the related prospectus supplement.

Offers to purchase securities may be solicited by agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act of the securities so offered and sold.

Offers to purchase securities may be solicited directly by us and the sale of those securities may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of those securities. The terms of any sales of this type will be described in the related prospectus supplement.

Underwriters, dealers, agents and remarketing firms may be entitled under relevant agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.

If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payments and delivery on a future date. Institutions with which contracts of this type may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases those institutions must be approved by us. The obligations of any purchaser under any contract of this type will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other persons acting as our agents will not have any responsibility in respect of the validity or performance of those contracts.

One or more firms, referred to as "remarketing firms," may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, and may engage in transactions with or perform services for us in the ordinary course of business.

Disclosure in the prospectus supplement of our use of delayed delivery contracts will include the commission that underwriters and agents soliciting purchases of the securities under delayed contracts will be entitled to receive in addition to the date when we will demand payment and delivery of the securities under the delayed delivery contracts. These delayed delivery contracts will be subject only to the conditions that we describe in the prospectus supplement.

In connection with the offering of securities, persons participating in the offering, such as any underwriters, may purchase and sell securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities, and syndicate short positions involve the sale by underwriters of a greater number of securities than they are required to purchase from any issuer in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if the securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time.

EXPERTS

The consolidated financial statements of RiT Technologies Ltd as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, have been incorporated by reference herein in reliance upon the report of Somekh Chaikin,  a member of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered hereby under Israeli law has been passed upon for us by and other legal matters under Israeli law relating to any offering will be passed upon for us by Goldfarb Seligman & Co., Tel-Aviv, Israel.  Some legal matters under United States law relating to any offering will be passed upon for us by McDermott Will & Emery LLP, New York, New York. If the securities are distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus.

Our ordinary shares are listed on the NASDAQ Capital Market, and we are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file with the SEC reports, including annual reports on Form 20-F by April 30 each year. In addition, we file interim financial information on Form 6-K on a quarterly basis. We also furnish to the SEC under cover of Form 6-K certain other material information. You may inspect without charge and copy at prescribed rates such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The SEC maintains an Internet site at http://www.sec.gov that contains reports and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system.

Further information about our company is available on our website at www.rittech.com. The information available on our website is not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus the documents listed below, and any future Annual Reports on Form 20-F or Reports on Form 6-K (to that extent that such Form 6-K indicates that it is intended to be incorporated by reference herein) filed with the SEC pursuant to the Exchange Act prior to the termination of the offering.  The documents we incorporate by reference are:

(1)	Our annual report on Form 20-F for the year ended December 31, 2011, filed with the SEC on May 11, 2012;

(2)	Our current report on Form 6-K filed with the Securities and Exchange Commission on July 3, 2012;

(3)	Our current report on Form 6-K filed with the Securities and Exchange Commission on July 23, 2012;

(4)	Our current report on Form 6-K filed with the Securities and Exchange Commission on August 6, 2012; and

(5)	Our current report on Form 6-K filed with the Securities and Exchange Commission on August 14, 2012.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at the following address:

RiT Technologies Ltd.
24 Raoul Wallenberg Street
Tel Aviv, Israel
Tel: +972-77-270-7210
Fax: +972-77-270-7211
Attention: Investor Relations

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and any arranger or agent is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated in Israel.  Substantially all of our executive officers and directors and our Israeli auditors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons.

Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel.  In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.  Subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the judgment is no longer appealable;

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.  An Israeli court also will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud;

•	there was no due process;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

•	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or

•	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into non-Israeli currency and transferred out of Israel.  The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in NIS at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency.  Pending collection, the amount of the judgment stated in NIS ordinarily will be linked to the Israel consumer price index plus interest at the annual rate (set by Israeli law) prevailing at that time.  Judgment creditors bear the risk of unfavorable exchange rates.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXPENSES

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates except SEC registration fee.

Securities and Exchange Commission registration fee	$1,146
Legal fees and expenses	$25,000
Accounting fees and expenses	$10,000
Printing expenses	$1,000

Total	$37,146

The expenses listed above do not include expenses of preparing prospectus supplements and other expenses relating to offerings of particular securities.

RiT TECHNOLOGIES LTD.

$10,000,000 OF
ORDINARY SHARES
WARRANTS
UNITS
__________________

PROSPECTUS
__________________

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Indemnification of Directors and Officers

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. Our Articles of Association allow us to exempt our office holders from liability to the fullest extent permitted by law.

Insurance of Office Holders

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his or her capacity as an office holder, for:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial obligation imposed upon him or her in favor of another person.

Indemnification of Office Holders

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder, retroactively (after the liability has been incurred) or in advance, provided that our articles of association allow us to do so, against the following:

•
a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.

•
reasonable litigation expenses, including attorney's fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorney's fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless the breach was done negligently;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine imposed against the office holder.

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, the office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders.

Indemnity and Insurance

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with an Indemnification Agreement, substantially in the form approved by our shareholders in 2009. We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million including legal costs incurred.

Item 9.     Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Memorandum of Association (Incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on June 30, 2011).
3.2	Amended and Restated Articles of Association (Incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on June 30, 2011).
4.1
Amended Form of Share Certificate Representing Ordinary Shares (Incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011).

4.2*	Form of Warrant Agreement and Warrant Certificate.
4.3*	Form of Unit Agreement and Unit Certificate.
5.1	Opinion of Goldfarb Seligman & Co.
23.1	Consent of Somekh Chaikin, Certified Public Accountants.
23.2	Consent of Goldfarb Seligman & Co. (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)

______________

*To be filed by amendment or incorporated by reference pursuant to a report on Form 6-K.

Item 10.   Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and a(l)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

A.
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii)
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel-Aviv, Israel, on August 27, 2012.

RiT TECHNOLOGIES LTD.

By:	/s/ Vadim Leiderman
Name: Vadim Leiderman
Title: President and Chief Executive Officer

POWER OF ATTORNEY

Know all persons by these presents that each of the undersigned constitutes and appoints Vadim Leiderman and Eli Gendler, and each of them, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Sergey Anisimov Sergey Anisimov	Chairman of the Board	August 27, 2012
/s/ Vadim Leiderman Vadim Leiderman	President and Chief Executive Officer (Principal Executive Officer)	August 27, 2012
/s/ Eli Gendler Eli Gendler	Chief Financial Officer (Principal Financial and Accounting Officer)	August 27, 2012
/s/ Boris Granovsky Boris Granovsky	Director	August 27, 2012
/s/ Israel Frieder Israel Frieder	Director	August 27, 2012
/s/ Roman Govorov Roman Govorov	Director	August 27, 2012
Galia Druker	Director	August __, 2012

Authorized Representative in the United States:

RiT Technologies, Inc. By: /s/ Dmitry Gurovich Name: Dmitry Gurovich Title: General Manager, RiT Technologies, Inc.	August 27, 2012

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Memorandum of Association (Incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on June 30, 2011).
3.2	Amended and Restated Articles of Association (Incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on June 30, 2011).
4.1
Amended Form of Share Certificate Representing Ordinary Shares (Incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011).

4.2*	Form of Warrant Agreement and Warrant Certificate.
4.3*	Form of Unit Agreement and Unit Certificate.
5.1	Opinion of Goldfarb Seligman & Co.
23.1	Consent of Somekh Chaikin, Certified Public Accountants.
23.2	Consent of Goldfarb Seligman & Co. (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature page)
______________

*To be filed by amendment or incorporated by reference pursuant to a report on Form 6-K.